UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 24th October, 2017	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 24th October, 2017 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of Board Meeting held on 24th October, 2017.

Exhibit I

24th October, 2017

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results for the Quarter and Half Year ended 30th September, 2017

We attach herewith a file containing the Financial Results for the second quarter (unaudited) and half year (audited) ended on 30th September, 2017, segment reporting and Press Release in this regard.

The aforesaid audited financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl. : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2017

							(₹ in lacs)
		Quarter ended 30.09.2017	Quarter ended 30.06.2017	Quarter ended 30.09.2016	Half year ended 30.09.2017	Half year ended 30.09.2016	Year ended 31.03.2017
	Particulars	Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	1967028	1866872	1706994	3833900	3358596	6930596
	a) Interest / discount on advances / bills	1535575	1448606	1290136	2984181	2537217	5205526
	b) Income on Investments	400646	389297	381807	789943	762731	1594434
	c) Interest on balances with Reserve Bank of India and other inter bank funds	10649	10820	13967	21469	17988	53202
	d) Others	20158	18149	21084	38307	40660	77434
2	Other Income	360590	351666	290095	712256	570756	1229649
3	Total Income (1)+(2)	2327618	2218538	1997089	4546156	3929352	8160245
4	Interest Expended	991821	929798	907635	1921619	1781093	3616674
5	Operating Expenses (i)+(ii)	554005	536746	486999	1090751	963885	1970332
	i) Employees cost	171577	165751	165721	337328	324238	648366
	ii) Other operating expenses (Refer Note 9)	382428	370995	321278	753423	639647	1321966
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	1545826	1466544	1394634	3012370	2744978	5587006
7	Operating Profit before Provisions and Contingencies (3)-(6)	781792	751994	602455	1533786	1184374	2573239
8	Provisions (other than tax) and Contingencies	147619	155876	74899	303495	161572	359330
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	634173	596118	527556	1230291	1022802	2213909
11	Tax Expense	219070	206734	182023	425804	353378	758943
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	415103	389384	345533	804487	669424	1454966
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	415103	389384	345533	804487	669424	1454966
15	Paid up equity share capital (Face Value of ` 2/- each)	51680	51478	50913	51680	50913	51251
16	Reserves excluding revaluation reserves						8894987
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.1%	15.6%	15.4%	15.1%	15.4%	14.6%
	(iii) Earnings per share (`)
	(a) Basic EPS before & after extraordinary items (net of tax expense)—not annualized	16.1	15.2	13.6	31.3	26.4	57.2
	(b) Diluted EPS before & after extraordinary items (net of tax expense)—not annualized	15.9	15.0	13.4	30.9	26.1	56.4
	(iv) NPA Ratios
	(a) Gross NPAs	770284	724293	506904	770284	506904	588566
	(b) Net NPAs	259683	252821	148885	259683	148885	184399
	(c) % of Gross NPAs to Gross Advances	1.26%	1.24%	1.02%	1.26%	1.02%	1.05%
	(d) % of Net NPAs to Net Advances	0.43%	0.44%	0.30%	0.43%	0.30%	0.33%
	(v) Return on assets (average)—not annualized	0.47%	0.46%	0.46%	0.93%	0.92%	1.88%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

							(₹ in lacs)
	Particulars	Quarter ended 30.09.2017	Quarter ended 30.06.2017	Quarter ended 30.09.2016	Half year ended 30.09.2017	Half year ended 30.09.2016	Year ended 31.03.2017
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	492717	474088	475719	966805	968004	2032618
b)	Retail Banking	1798234	1759229	1651316	3557463	3236580	6614750
c)	Wholesale Banking	1038220	937223	817228	1975443	1588794	3258785
d)	Other Banking Operations	277984	255117	212645	533101	407612	904669
e)	Unallocated	—	—	—	—	—	—
	Total	3607155	3425657	3156908	7032812	6200990	12810822
	Less: Inter Segment Revenue	1279537	1207119	1159819	2486656	2271638	4650577

	Income from Operations	2327618	2218538	1997089	4546156	3929352	8160245

2	Segment Results
a)	Treasury	42822	45739	33507	88561	85376	165911
b)	Retail Banking	263109	212238	200731	475347	390200	843216
c)	Wholesale Banking	271927	282190	253276	554117	483296	1012304
d)	Other Banking Operations	110909	98107	74350	209016	132871	336533
e)	Unallocated	(54594)	(42156)	(34308)	(96750)	(68941)	(144055)

	Total Profit Before Tax	634173	596118	527556	1230291	1022802	2213909

3	Segment Assets
a)	Treasury	27557908	26570417	25089308	27557908	25089308	26335640
b)	Retail Banking	33628360	31457133	28268880	33628360	28268880	29582892
c)	Wholesale Banking	28245767	27984965	22794021	28245767	22794021	27214883
d)	Other Banking Operations	3341673	3041526	2214545	3341673	2214545	2720588
e)	Unallocated	590025	511265	515941	590025	515941	530018

	Total	93363733	89565306	78882695	93363733	78882695	86384021

4	Segment Liabilities
a)	Treasury	4127964	3530332	4498097	4127964	4498097	3873249
b)	Retail Banking	54309020	53718130	48817836	54309020	48817836	52579290
c)	Wholesale Banking	22015850	19771198	15489707	22015850	15489707	19125490
d)	Other Banking Operations	440338	360425	287794	440338	287794	314274
e)	Unallocated	2876242	2759448	1733535	2876242	1733535	1545480

	Total	83769414	80139533	70826969	83769414	70826969	77437783

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	23429944	23040085	20591211	23429944	20591211	22462391
b)	Retail Banking	(20680660)	(22260997)	(20548956)	(20680660)	(20548956)	(22996398)
c)	Wholesale Banking	6229917	8213767	7304314	6229917	7304314	8089393
d)	Other Banking Operations	2901335	2681101	1926751	2901335	1926751	2406314
e)	Unallocated	(2286217)	(2248183)	(1217594)	(2286217)	(1217594)	(1015462)

	Total	9594319	9425773	8055726	9594319	8055726	8946238

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as at September 30, 2017 is given below.

			(₹ in lacs)
Particulars	As at 30.09.2017	As at 30.09.2016	As at 31.03.2017
CAPITAL AND LIABILITIES	Audited	Audited	Audited
Capital	51680	50913	51251
Reserves and Surplus	9542639	8004813	8894987
Deposits	68934590	59173061	64363966
Borrowings	10153108	7703851	7402887
Other Liabilities and Provisions	4681716	3950057	5670930

Total	93363733	78882695	86384021

ASSETS
Cash and Balances with Reserve Bank of India	3594151	2925372	3789687
Balances with Banks and Money at Call and Short notice	988759	1787833	1105523
Investments	24027904	20602862	21446334
Advances	60486694	49441784	55456820
Fixed Assets	353287	351225	362675
Other Assets	3912938	3773619	4222982

Total	93363733	78882695	86384021

2	The above results have been approved by the Board of Directors at its meeting held on October 24, 2017. The results for the half year ended September 30, 2017 have been audited by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2017.
4	The figures for the quarter ended September 30, 2017 are the balancing figures between audited figures for half year ended September 30, 2017 and published figures for the quarter ended June 30, 2017.
5	During the quarter and half year ended September 30, 2017, the Bank allotted 10113300 and 21450900 shares respectively pursuant to the exercise of options under the approved employee stock option schemes.
6	During the half year ended September 30, 2017, the Bank raised Additional Tier 1 Capital bonds of ₹ 8,000 crore and Tier 2 Capital bonds of ₹ 2,000 crore.
7	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards—Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.
8	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
9	Other operating expenses include commission paid to sales agents of ₹ 600.00 crore (previous period : ₹ 474.99 crore) and ₹ 1,130.21 crore (previous period : ₹ 932.85 crore) for the quarter and half year ended September 30, 2017 respectively and of ₹ 1,906.80 crore for the year ended March 31, 2017.
10	As at September 30, 2017, the total number of branches (including extension counters) and ATM network stood at 4,729 branches and 12,259 ATMs respectively.
11	The Bank had participated in a project loan (where the Bank had a 2.3% share) which underwent flexible structuring under the 5:25 regulatory framework as approved by the Joint Lenders Forum (JLF) in February 2016. The Bank is in ongoing discussions and correspondence with the regulator in relation to certain observations made on the implementation of the JLF-approved flexible structuring scheme. The conduct of this account with the Bank has been standard throughout. Nevertheless, in the interim, the Bank has made sufficient contingent provisions for this account as at September 30, 2017.
12	Pursuant to RBI circular FMRD.DIRD.10/14.03.002/2015-16 dated May 19, 2016, the Bank has included its repo / reverse repo transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) with RBI under ‘Borrowings from RBI’ / ‘Balances with RBI’, as the case may be. Hitherto, these transactions were netted from / included under ‘Investments’. Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification. The above change in classification has no impact on the profit of the Bank for the periods presented.

13	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
14	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : October 24, 2017	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2017

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended September 30, 2017, at their meeting held in Mumbai on Tuesday, October 24, 2017. The accounts have been subjected to an audit by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2017

The Bank’s total income for the quarter ended September 30, 2017 was ₹ 23,276.2 crore, up from ₹ 19,970.9 crore for the quarter ended September 30, 2016. Net revenues (net interest income plus other income) increased by 22.6% to ₹ 13,358.0 crore for the quarter ended September 30, 2017 from ₹ 10,894.5 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2017 grew by 22.0% to ₹ 9,752.1 crore, from ₹ 7,993.6 crore for the quarter ended September 30, 2016, driven by average asset growth of 17.6% and a core net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at ₹ 3,605.9 crore was 27.0% of the net revenues for the quarter ended September 30, 2017 and grew by 24.3% over ₹ 2,901.0 crore in the corresponding quarter ended September 30, 2016. The four components of other income for the quarter ended September 30, 2017 were fees & commissions of ₹ 2,614.0 crore (₹ 2,103.9 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 384.0 crore (₹ 295.0 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹ 355.9 crore (₹ 283.5 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 252.0 crore (₹ 218.6 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended September 30, 2017 were ₹ 5,540.1 crore, an increase of 13.8% over ₹ 4,870.0 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 42.6% as against 45.9% for the corresponding quarter ended September 30, 2016.

Provisions and contingencies for the quarter ended September 30, 2017 were ₹ 1,476.2 crore (consisting of specific loan loss provisions ₹ 1,078.8 crore and general and other provisions ₹ 397.4 crore) as against ₹ 749.0 crore (consisting of specific loan loss provisions ₹ 640.7 crore and general and other provisions ₹ 108.3 crore) for the corresponding quarter ended September 30, 2016. Profit before tax for the quarter ended September 30, 2017 was up 20.2% to ₹ 6,341.7 crore.

After providing ₹ 2,190.7 crore for taxation, the Bank earned a net profit of ₹ 4,151.0 crore, an increase of 20.1% over the quarter ended September 30, 2016.

Balance Sheet: As of September 30, 2017

Total balance sheet size as of September 30, 2017 was ₹ 933,637 crore as against ₹ 788,827 crore as of September 30, 2016.

Total deposits as of September 30, 2017 were ₹ 689,346 crore, an increase of 16.5% over September 30, 2016. CASA deposits saw healthy growth with both savings account deposits and current account deposits each growing by 23.6% over the previous year to reach ₹ 197,655 crore and ₹ 97,825 crore respectively. Time deposits were at ₹ 393,866 crore, an increase of 11.7% over the previous year, resulting in CASA deposits comprising 42.9% of total deposits as on September 30, 2017.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Total advances as of September 30, 2017 were ₹ 604,867 crore, an increase of 22.3% over September 30, 2016 (domestic advances grew by 26.8%). This loan growth was contributed by both segments of the Bank’s loan portfolio. As per regulatory [Basel 2] segment classification, retail loans grew by 21.6% and wholesale loans grew by 23.6% (as per internal business classification, the growth was 20.5% and 27.4% respectively). The loan mix between retail:wholesale was 55:45.

Half Year ended September 30, 2017

For the half year ended September 30, 2017, the Bank earned a total income of ₹ 45,461.6 crore as against ₹ 39,293.5 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2017 were ₹ 26,245.4 crore, as against ₹ 21,482.6 crore for the six months ended September 30, 2016, an increase of 22.2%. Net profit for the half year ended September 30, 2017 was ₹ 8,044.9 crore, up by 20.2% over the corresponding half year ended September 30, 2016.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 15.1% as on September 30, 2017 (15.4% as on September 30, 2016) as against a regulatory requirement of 10.25% including Capital Conservation Buffer of 1.25%. Tier-I CAR was at 13.3% as of September 30, 2017 and as of September 30, 2016. During the quarter, the Reserve Bank of India designated the Bank as a Domestic Systemically Important Bank and the Bank will be required to maintain additional Common Equity Tier-I Capital of 0.15% effective April 1, 2018, which will increase to 0.20% effective April 1, 2019. Risk-weighted Assets were ₹ 738,465 crore (₹ 576,858 crore as on September 30, 2016).

NETWORK

As of September 30, 2017, the Bank’s distribution network was at 4,729 branches and 12,259 ATMs across 2,669 cities / towns as against 4,548 branches and 12,016 ATMs across 2,596 cities / towns as of September 30, 2016. Of the total branches, 52% are in semi-urban and rural areas.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

ASSET QUALITY

Gross non-performing assets were at 1.26% of gross advances as on September 30, 2017, as against 1.24% as on June 30, 2017 and 1.02% as on September 30, 2016. Net non-performing assets were at 0.4% of net advances as on September 30, 2017.

The Bank had participated in a project loan (where the Bank had a 2.3% share) which underwent flexible structuring under the 5:25 regulatory framework as approved by the Joint Lenders Forum (JLF) in February 2016. The Bank is in ongoing discussions and correspondence with the regulator in relation to certain observations made on the implementation of the JLF-approved flexible structuring scheme. The conduct of this account with the Bank has been standard throughout. Nevertheless, in the interim, the Bank has made sufficient contingent provisions for this account as at September 30, 2017.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various Banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in Banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and Banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

For more information please log on to: www.hdfcBank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcBank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcBank.com